Bitcoin Investment Trust

October 25, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Bitcoin Investment Trust

Registration Statement on Form S-1 (File No. 333-215627)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Grayscale Investments, LLC (the “Sponsor”), the sponsor of the Bitcoin Investment Trust (the “Trust”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Registration Statement on Form S-1 (File No. 333-215627) initially filed with the Commission on January 20, 2017, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Sponsor is making this application for withdrawal are that the Sponsor does not intend to proceed with the planned distribution of the Trust’s shares registered by the Registration Statement.

The Sponsor confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Sponsor also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Trust.

Accordingly, we request that the Commission issue an order granting withdrawal of the Registration Statement effective as of the date first set forth above or at the earliest practicable date hereafter.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please do not hesitate to contact Joseph A. Hall of Davis Polk & Wardwell LLP at (212) 450-4565, (212) 701-5565 (fax) or joseph.hall@davispolk.com.

Respectfully submitted,

/s/ Barry E. Silbert

Barry E. Silbert

Chief Executive Officer

Grayscale Investments, LLC

cc:	Joseph A. Hall

Davis Polk & Wardwell LLP